[The Steak N Shake Company Letterhead]

March 5, 2010

The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561
Attn:  Max Webb

Re:	Registration Statement on Form S-4 under the Securities Act of 1933, as amended (Registration No. 333-163192), filed by The Stake N Shake Company

Dear Mr. Webb:

The Steak N Shake Company (the "Company") hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement becomes effective at 5:00 p.m., Eastern Time, on March 5, 2010, or as soon thereafter as is practicable.  In connection with the Company's acceleration request, the Company acknowledges that:

1.            If the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3.           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark Barnes at (317) 236-2456 once the Registration Statement is declared effective.

Very truly yours,

THE STEAK N SHAKE COMPANY

By: /s/ Sardar Biglari
Sardar Biglari, Chairman and Chief Executive Officer

Cc:	Mark Barnes
Steve Wolosky